UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2022
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2022

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (note 21)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars, except share and per share amounts)	2022	2021	2022	2021
	$	$	$	$
Revenues (note 3)	303,199	148,323	796,705	486,015
Voyage expenses	(135,013)	(78,335)	(363,615)	(219,145)
Vessel operating expenses	(59,579)	(66,957)	(211,788)	(222,618)
Time-charter hire expenses (note 5)	(7,236)	(2,870)	(19,339)	(10,279)
Depreciation and amortization	(24,251)	(25,837)	(74,574)	(79,416)
General and administrative expenses	(13,655)	(19,165)	(43,881)	(57,369)
Gain on sale and (write-down) of assets (note 13)	21,131	(697)	21,863	(88,098)
Asset retirement obligation extinguishment gain (note 7)	—	—	—	32,950
Restructuring charges (note 16)	(1,211)	—	(7,768)	(303)
Income (loss) from vessel operations	83,385	(45,538)	97,603	(158,263)
Interest expense	(9,403)	(16,889)	(28,818)	(53,006)
Interest income	1,753	40	2,773	113
Realized and unrealized gains (losses) on non-designated derivative instruments (note 10)	1,698	(282)	4,236	(98)
Equity income (loss)	221	(873)	(1,464)	(2,061)
Loss on bond repurchases (note 9)	(86)	—	(12,694)	—
Other - net (note 7)	4,805	(3,683)	4,471	(9,253)
Income (loss) from continuing operations before income taxes	82,373	(67,225)	66,107	(222,568)
Income tax (expense) recovery (note 12)	(1,517)	816	(296)	3,403
Income (loss) from continuing operations	80,856	(66,409)	65,811	(219,165)
Income (loss) from discontinued operations (note 21)	—	75,989	(20,276)	232,645
Net income	80,856	9,580	45,535	13,480
Net (income) loss attributable to non-controlling interests (note 21)	(47,723)	(12,493)	(6,232)	11,714
Net income (loss) attributable to the shareholders of Teekay Corporation	33,133	(2,913)	39,303	25,194
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	80,856	(66,409)	65,811	(219,165)
Net (income) loss attributable to non-controlling interests, continuing operations	(47,723)	32,178	(68,160)	149,469
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	33,133	(34,231)	(2,349)	(69,696)
Income (loss) from discontinued operations (note 21)	—	75,989	(20,276)	232,645
Net (income) loss attributable to non-controlling interests, discontinued operations (note 21)	—	(44,671)	61,928	(137,755)
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	—	31,318	41,652	94,890
Net income (loss) attributable to the shareholders of Teekay Corporation	33,133	(2,913)	39,303	25,194

Per common share attributable to the shareholders of Teekay Corporation (note 19)
• Basic and diluted income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.32	(0.33)	(0.02)	(0.68)
• Basic and diluted income from discontinued operations attributable to shareholders of Teekay Corporation	—	0.31	0.41	0.93
• Basic and diluted income (loss)	0.32	(0.03)	0.38	0.25
Weighted average number of common shares outstanding (note 19)
• Basic	102,608,910	102,307,273	102,485,688	102,090,921
• Diluted	104,712,406	102,307,273	102,485,688	102,090,921
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net income	80,856	9,580	45,535	13,480
Other comprehensive income:
Other comprehensive income (loss) before reclassifications
Unrealized gain on qualifying cash flow hedging instruments - discontinued operations	—	2,942	—	24,000
Pension adjustments, net of taxes	41	(120)	145	(390)
Amounts reclassified from accumulated other comprehensive income
Realized loss on qualifying cash flow hedging instruments - discontinued operations	—	5,936	686	17,654
Other comprehensive income	41	8,758	831	41,264
Comprehensive income	80,897	18,338	46,366	54,744
Comprehensive (income) attributable to non-controlling interests	(47,723)	(17,742)	(6,640)	(12,932)
Comprehensive income attributable to shareholders of Teekay Corporation	33,174	596	39,726	41,812
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 21)
(in thousands of U.S. Dollars, except share amounts)

	As at September 30, 2022	As at December 31, 2021
	$	$
ASSETS
Current
Cash and cash equivalents (notes 9 and 20)	182,810	108,977
Short-term investments (note 1)	245,000	—
Restricted cash – current (note 20)	2,730	2,227
Accounts receivable, including non-trade of $1,635 (2021 – $1,385)	96,593	59,951
Accrued revenue	79,425	44,503
Bunker and lube oil inventory	66,173	49,033
Prepaid expenses and other	16,839	14,020
Current portion of net investments in sales-type lease, net (note 3)	1,759	12,009
Assets held for sale (note 13)	—	43,543
Current assets - discontinued operations (note 21)	—	4,804,439
Total current assets	691,329	5,138,702
Restricted cash – non-current (note 20)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $167,200 (2021 – $271,900) (notes 9 and 13)	434,858	925,249
Vessels related to finance leases, at cost, less accumulated amortization of $274,200 (2021 – $112,900) (note 5)	835,127	411,749
Operating lease right-of-use assets (note 5)	16,063	14,257
Total vessels and equipment	1,286,048	1,351,255
Investment in and loans, net to equity-accounted investment	14,490	12,954
Goodwill, intangibles and other non-current assets	26,227	25,936
Total assets	2,021,229	6,531,982
LIABILITIES AND EQUITY
Current
Accounts payable	37,748	41,081
Accrued liabilities and other (note 7)	82,181	103,063
Short-term debt (note 8)	—	25,000
Current portion of long-term debt (note 9)	43,561	255,306
Current obligations related to finance leases (note 5)	59,930	27,032
Current portion of operating lease liabilities (note 5)	12,394	9,389
Current liabilities - discontinued operations (note 21)	—	2,877,629
Total current liabilities	235,814	3,338,500
Long-term debt (note 9)	—	416,174
Long-term obligations related to finance leases (note 5)	487,775	267,449
Long-term operating lease liabilities (note 5)	4,408	4,868
Other long-term liabilities (note 7)	61,279	72,508
Total liabilities	789,276	4,099,499
Commitments and contingencies (notes 5, 8, 9, 10 and 11)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 100,401,365 shares outstanding and 101,872,208 shares issued (2021 – 101,571,141 shares outstanding and issued)) (note 18)	1,041,696	1,053,802
Accumulated deficit	(446,940)	(513,242)
Non-controlling interest	640,043	1,917,433
Accumulated other comprehensive loss (note 17)	(2,846)	(25,510)
Total equity	1,231,953	2,432,483
Total liabilities and equity	2,021,229	6,531,982
Subsequent events (note 22)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2022	2021
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	45,535	13,480
Less: loss (income) from discontinued operations	20,276	(232,645)
Income (loss) from continuing operations	65,811	(219,165)
Non-cash and non-operating items:
Depreciation and amortization	74,574	79,416
(Gain) on sale and write-down of assets (note 13)	(21,863)	88,098
Asset retirement obligation extinguishment gain (note 7)	—	(32,950)
Loss on bond repurchases (note 9)	12,694	—
Other	1,108	11,503
Change in operating assets and liabilities:
Receipts from sales-type lease	11,854	—
Change in other operating assets and liabilities	(104,560)	(10,216)
Asset retirement obligation expenditures	—	(1,419)
Expenditures for dry docking	(11,204)	(23,313)
Net operating cash flow - continuing operations	28,414	(108,046)
Net operating cash flow - discontinued operations	26,866	154,497
Net operating cash flow	55,280	46,451
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	221,167
Prepayments of long-term debt	(592,221)	(80,000)
Scheduled repayments of long-term debt	(56,914)	(8,422)
Proceeds from short-term debt	134,000	35,000
Prepayments of short-term debt	(159,000)	(25,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	288,108	72,065
Prepayment of obligations related to finance leases	—	(184,115)
Scheduled repayments of obligations related to finance leases	(35,448)	(16,313)
Sale of Teekay Tankers common shares (note 15)	22,809	—
Purchase of Teekay Tankers common shares (note 15)	(5,269)	—
Repurchase of common shares (note 18)	(5,305)	—
Other financing activities	(784)	(1,041)
Net financing cash flow - continuing operations	(410,024)	13,341
Net financing cash flow - discontinued operations	—	(194,057)
Net financing cash flow	(410,024)	(180,716)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(11,511)	(15,168)
Purchase of short-term investments (note 1)	(245,000)	—
Proceeds from sale of vessels and equipment (note 13)	82,621	44,675
Proceeds from the sale of the Teekay Gas Business, net of cash sold ($178.0 million) (note 21)	454,789	—
(Advances to) repayments from equity-accounted joint ventures	(3,000)	1,500
Net investing cash flow - continuing operations	277,899	31,007
Net investing cash flow - discontinued operations	—	(15,008)
Net investing cash flow	277,899	15,999
Decrease in cash, cash equivalents and restricted cash	(76,845)	(118,266)
Cash, cash equivalents and restricted cash, beginning of the period	265,520	405,890
Cash, cash equivalents and restricted cash, end of the period	188,675	287,624
Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
Net income (loss)	—	—	888	—	(54,287)	(53,399)
Other comprehensive income	—	—	—	334	408	742
Employee stock compensation	122	258	—	—	—	258
Impact of deconsolidation of the Teekay Gas Business (note 21)	—	—	—	22,241	(1,284,889)	(1,262,648)
Changes to non-controlling interest from equity contributions and other (note 15)	—	—	19,723	—	(24,558)	(4,835)
Balance as at March 31, 2022	101,693	1,054,060	(492,631)	(2,935)	554,107	1,112,601
Net income	—	—	5,282	—	12,796	18,078
Other comprehensive income	—	—	—	48	—	48
Employee stock compensation	179	520	—	—	—	520
Changes to non-controlling interest from equity contributions and other	—	—	(290)	—	406	116
Balance as at June 30, 2022	101,872	1,054,580	(487,639)	(2,887)	567,309	1,131,363
Net income	—	—	33,133	—	47,723	80,856
Other comprehensive income	—	—	—	41		41
Employee stock compensation	—	1,120	—	—	—	1,120
Repurchase of common shares (note 18)	(1,471)	(14,004)	8,699			(5,305)
Changes to non-controlling interest from equity contributions and other (note 15)	—	—	(1,133)	—	25,011	23,878
Balance as at September 30, 2022	100,401	1,041,696	(446,940)	(2,846)	640,043	1,231,953
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2020	101,109	1,057,319	(527,028)	(48,883)	1,989,883	2,471,291
Net income	—	—	29,951	—	31,553	61,504
Other comprehensive income	—	—	—	17,860	25,806	43,666
Dividends declared:
Other dividends	—	—	—	—	(19,174)	(19,174)
Employee stock compensation	177	939	—	—	—	939
Change in accounting policy	—	(6,334)	—	—	—	(6,334)
Changes to non-controlling interest from equity contributions and other	—	—	(20)	4	693	677
Balance as at March 31, 2021	101,286	1,051,924	(497,097)	(31,019)	2,028,761	2,552,569
Net loss	—	—	(1,844)	—	(55,760)	(57,604)
Other comprehensive loss	—	—	—	(4,751)	(6,409)	(11,160)
Dividends declared:
Other dividends	—	—	—	—	(23,759)	(23,759)
Employee stock compensation	144	976	—	—	—	976
Changes to non-controlling interest from equity contributions and other	—	—	144	6	1,202	1,352
Balance as at June 30, 2021	101,430	1,052,900	(498,797)	(35,764)	1,944,035	2,462,374
Net (loss) income	—	—	(2,913)	—	12,493	9,580
Other comprehensive loss	—	—	—	3,509	5,249	8,758
Dividends declared:
Other dividends	—	—	—	—	(21,348)	(21,348)
Employee stock compensation	142	159	—	—	—	159
Changes to non-controlling interest from equity contributions and other	—	—	(112)	8	607	503
Balance as at September 30, 2021	101,572	1,053,059	(501,822)	(32,247)	1,941,036	2,460,026
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively, the Teekay Gas Business). The transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. The presentation of certain information from prior periods in these unaudited consolidated financial statements reflects that the Teekay Gas Business was a discontinued operation of the Company as at December 31, 2021 (see Note 21 - Deconsolidation of Teekay Gas Business and Discontinued Operations for further information).
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 6, 2022. In the opinion of management, these unaudited interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2022, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

During the nine months ended September 30, 2022, the Company entered into various time deposits with a range of maturity dates up to twelve months from the origination date. The time deposits with initial maturity dates of more than three months, but less than or equal to one year from the origination date are classified as short-term investments on the unaudited consolidated balance sheets. The Company classified these investments as held-to-maturity investments, which are carried at amortized cost.
2. Recent Accounting Pronouncements
In March 2020, the Financial Accounting Standards Board issued Accounting Standards Update 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The adoption of ASU 2020-04 did not have any material effect on the Company's unaudited consolidated financial statements and related disclosures.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and providing operational and maintenance marine services through its Australian operations. The Company utilizes three primary forms of contracts, consisting of time charter contracts, voyage charter contracts and contracts for floating production storage and offloading (or FPSO) units. As of October 2022, the Company has fully divested its interests in its FPSO units and is expected to have completed all remaining payments related to the decommissioning of these units and recycling activities by the end of 2023. The Company also generates revenue from the management and operation of vessels owned by third parties. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Revenue Table
The following tables contain the Company’s revenue, excluding revenue of the Teekay Gas Business (see Note 21), for the three and nine months ended September 30, 2022 and 2021, by contract type, by segment and by business lines within segments:

	Three Months Ended September 30, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services and Other	Total

	$	$	$	$
Time charters	1,656	—	—	1,656
Voyage charters	276,081	—	—	276,081
FPSO contracts (1)	—	(339)	—	(339)
Management fees and other	1,649	—	24,152	25,801
	279,386	(339)	24,152	303,199
(1)Relates to reimbursement for vessel operating and decommissioning expenditures received from the Company's customers.

	Three Months Ended September 30, 2021
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services and Other	Total

	$	$	$	$
Time charters	6,097	—	—	6,097
Voyage charters	107,079	—	—	107,079
FPSO contracts	—	12,030	—	12,030
Management fees and other	2,714	—	20,403	23,117
	115,890	12,030	20,403	148,323

	Nine Months Ended September 30, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services and Other	Total

	$	$	$	$
Time charters	13,033	—	—	13,033
Voyage charters	675,912	—	—	675,912
FPSO contracts	—	26,766	—	26,766
Management fees and other	6,848	—	74,146	80,994
	695,793	26,766	74,146	796,705

	Nine Months Ended September 30, 2021
	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Marine Services and Other	Total

	$	$	$	$
Time charters	41,447	—	2,255	43,702
Voyage charters	333,278	—	—	333,278
FPSO contracts	—	35,137	—	35,137
Management fees and other	7,334	—	66,564	73,898
	382,059	35,137	68,819	486,015

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see Note 21), for the three and nine months ended September 30, 2022 and 2021, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	277,737	117,592	697,483	390,033
Interest income on lease receivables	—	—	—	293
Variable lease payments – cost reimbursements (1)	(339)	7,614	18,228	21,791
	277,398	125,206	715,711	412,117
Non-lease revenue
Management fees and other income	25,801	23,117	80,994	73,897
	25,801	23,117	80,994	73,897
Total	303,199	148,323	796,705	486,014
(1)Reimbursement for vessel operating and decommissioning expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.
Operating Leases

As at September 30, 2022, the minimum scheduled future revenues to be received by the Company for a time charter that was accounted for as an operating lease were approximately $1.1 million (remainder of 2022) (December 31, 2021 - $11.3 million (2022)).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2022, revenue from unexercised option periods of contracts that existed on September 30, 2022, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance and do not reflect the impact of any applicable revenue sharing agreements whereby time-charter revenues are shared with other revenue sharing agreement participants. The amounts may vary given unscheduled future events such as vessel maintenance.

Net Investment in Sales-Type Lease

On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP), a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO for a period up to December 2030. The charter was classified and accounted for as a sales-type lease. In April 2021, the Company received formal notice that BP would suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to the Company on August 30, 2022. Upon delivery, the Company received a fixed lump sum payment of $11.6 million from BP, which the Company expects will cover substantially all of the cost of green recycling the FPSO unit. As at September 30, 2022, the net investment in sales-type lease was $1.8 million. On October 21, 2022, the Company delivered the FPSO unit to a European-based shipyard for green recycling.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at September 30, 2022 and December 31, 2021, there were contract liabilities of $0.6 million and $0.9 million, respectively. During the three and nine months ended September 30, 2022, the Company recognized revenues of $nil and $0.9 million, respectively (three and nine months ended September 30, 2021 - $nil and $4.2 million, respectively), included in contract liabilities at the beginning of such periods.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
4. Segment Reporting
On October 4, 2021, Teekay LNG Partners (now known as Seapeak LLC) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell to Stonepeak the Teekay Gas Business, which included the Company’s general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners' joint ventures. The Company’s interests in Teekay LNG Partners constituted the Company’s Teekay LNG segment. The Company’s shore-based management operations included in the transactions were included in the Company’s Teekay Parent – Marine Services and Other segment. The segment information below excludes the results of these operations that the Company sold on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. See Note 21 for information on the historical results of these operations and other information about this transaction.

The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has three primary lines of business: (1) conventional tankers; (2) marine services; and (3) offshore production. The Company manages these businesses for the benefit of all stakeholders.

The following table includes the Company’s revenues by segment, excluding such amounts of the Teekay Gas Business (see Note 21), for the three and nine months ended September 30, 2022 and 2021:

	Revenues
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Teekay Tankers
Conventional Tankers	279,386	115,890	695,793	382,059

Teekay Parent
Offshore Production	(339)	12,030	26,766	35,137
Marine Services and Other	24,152	20,403	74,146	68,819
	23,813	32,433	100,912	103,956

	303,199	148,323	796,705	486,015

The following table includes the Company’s income (loss) from vessel operations by segment, excluding such amounts of the Teekay Gas Business (see Note 21), for the three and nine months ended September 30, 2022 and 2021:

	Income (loss) from Vessel Operations(1)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Teekay Tankers
Conventional Tankers	75,372	(41,494)	101,674	(172,771)

Teekay Parent
Offshore Production	11,593	2,572	7,280	35,087
Marine Services and Other	(3,580)	(6,616)	(11,351)	(20,579)
	8,013	(4,044)	(4,071)	14,508

	83,385	(45,538)	97,603	(158,263)

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2022	December 31, 2021
	$	$
Teekay Tankers – Conventional Tankers	1,554,574	1,568,177
Teekay Parent – Offshore Production	2,775	20,695
Teekay Parent – Marine Services and Other	23,889	16,788
Cash and cash equivalents	182,810	108,977
Short-term investments	245,000	—
Other assets not allocated	14,701	17,123
Eliminations	(2,520)	(4,217)
Consolidated total assets - continuing operations	2,021,229	1,727,543
Total assets - discontinued operations	—	4,804,439
Consolidated total assets	2,021,229	6,531,982

5. Leases
Obligations Related to Finance Leases

	September 30, 2022	December 31, 2021
	$	$

Obligations related to finance leases	551,668	295,828
Less: unamortized discount and debt issuance costs	(3,963)	(1,347)
Total obligations related to finance leases	547,705	294,481
Less: current portion	(59,930)	(27,032)
Long-term obligations related to finance leases	487,775	267,449
As at September 30, 2022, Teekay Tankers had sale-leaseback financing transactions with financial institutions relating to 27 of Teekay Tankers' vessels, including eight vessels for which sale-leaseback financing transactions were completed in March 2022, and five vessels for which sale-leaseback financing transactions were completed in April 2022.

Under the sale-leaseback arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to 12-year terms ending between 2028 and 2031. Teekay Tankers is obligated to purchase nine of the vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 27 vessels, 15 of which can be purchased between now and the end of their respective lease terms, four of which can be purchased beginning in September 2023 until the end of their respective lease terms, and the remaining eight of which can be purchased beginning in March 2024 until the end of their respective lease terms.

The bareboat charters related to all 27 of these vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.
Eighteen of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at September 30, 2022, these ratios ranged from 113% to 159% (December 31, 2021 - ranged from 106% to 134%). The nine remaining bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at September 30, 2022, these ratios ranged from 124% to 162% (December 31, 2021 - ranged from 132% to 140%).
For 15 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers prepay additional charter hire. For the remaining 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at September 30, 2022, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at September 30, 2022 was 6.1% (December 31, 2021 – 4.8%). These interest rates exclude the effect of the Company’s interest rate swap agreement (see Note 10).

As at September 30, 2022, the total remaining commitments related to the financial liabilities of these vessels were approximately $695.2 million (December 31, 2021 - $364.6 million), including imputed interest of $143.5 million (December 31, 2021 - $68.8 million), repayable from 2022 through 2031, as indicated below:

Commitments
At September 30, 2022
Year	$
Remainder of 2022	23,628
2023	92,209
2024	89,419
2025	86,395
2026	83,488
Thereafter	320,074
Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in contracts, whereby the vessel owner provides use of the vessel to the Company, and also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time charters during periods the vessel is not able to operate.

As at September 30, 2022, total minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $8.4 million (remainder of 2022), $30.2 million (2023), $12.8 million (2024), $6.8 million (2025), $6.8 million (2026) and $19.8 million (thereafter), including one Aframax tanker delivered to the Company in July 2022 to commence a two-year time-charter-in contract, and one Aframax tanker newbuilding expected to be delivered to the Company in the first quarter of 2023 to commence a seven-year time-charter-in contract.
6. Financial Instruments
a)Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

		September 30, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 20)	Level 1	188,675	188,675	114,339	114,339
Short-term investments (note 1)	Level 1	245,000	245,000	—	—
Derivative instruments (note 10)
Interest rate swap agreement	Level 2	3,932	3,932	550	550
Foreign currency contracts	Level 2	—	—	(58)	(58)
Forward freight agreements	Level 2	556	556	(4)	(4)
Non-recurring
Assets held for sale	Level 2	—	—	40,854	40,854
Equity-accounted investment (1)	Level 2	—	—	9,174	9,174
Other
Advances to equity-accounted joint venture – long-term	Level 2	6,780	(1)	3,780	3,780
Short-term debt (note 8)	Level 2	—	—	(25,000)	(25,000)
Long-term debt, including current portion – actively traded public (note 9)	Level 1	—	—	(239,807)	(240,963)
Long-term debt, including current portion – other (note 9)	Level 2	(43,561)	(43,474)	(431,673)	(436,892)
Obligations related to finance leases, including current portion (note 5)	Level 2	(547,705)	(548,073)	(294,481)	(306,386)

(1)In these unaudited interim consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. As at September 30, 2022, the fair value of the individual components of such aggregate interests is not determinable. As at December 31, 2021, the Company's investment in its equity-accounted joint venture was written-down to its estimated fair value. At such time, the fair value of the Company's advance to its equity-accounted joint venture was estimated to approximate its carrying value.
7. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	September 30, 2022	December 31, 2021
	$	$

Accrued liabilities	70,328	93,728
Deferred revenues – current	558	852
Current portion of derivative liabilities (note 10)	—	180
Office lease liability – current	2,133	2,142
Asset retirement obligation – current	9,162	6,161
	82,181	103,063
Other Long-Term Liabilities

	September 30, 2022	December 31, 2021
	$	$
Asset retirement obligation	2,967	8,792
Pension liabilities	6,281	7,416
Freight tax provisions (note 12)	41,147	46,956
Office lease liability – long-term	10,637	8,666
Other	247	678
	61,279	72,508

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Asset Retirement Obligations

The Company is currently in the process of recycling the Petrojarl Banff FPSO at an EU-approved shipyard and was also required to recycle the subsea equipment following removal from the field (or Phase 2).

In April 2021, Teekay and CNR International (U.K.) Limited (or CNRI), on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (or DSA), whereby Teekay engaged CNRI to assume full responsibility for Teekay’s remaining Phase 2 obligations. Teekay was deemed to have fulfilled its prior decommissioning obligations associated with the Banff field and the Company derecognized the asset retirement obligation (or ARO) and its associated receivable, resulting in a $33.0 million gain being recognized as asset retirement obligation extinguishment gain in the consolidated statements of income for the nine months ended September 30, 2021.

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to Teekay Parent on August 30 2022. Upon redelivery, the Company received a fixed lump sum payment from the charterer, which is intended to cover the cost of recycling the FPSO unit. On October 21, 2022, the Company delivered the FPSO unit to a European-based shipyard for green recycling. As of September 30, 2022, taking into account the $11.6 million lump sum payment received from BP in August 2022, the carrying value of the related lease asset was $1.8 million, which is comprised of the expected residual value of the asset. As of September 30, 2022, the Petrojarl Foinaven FPSO unit's estimated ARO relating to recycling costs was $12.0 million.
8. Short-Term Debt

As at September 30, 2022, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, had a working capital loan facility (or the Working Capital Loan), which provided for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. As at September 30, 2022, the next maturity date of the Working Capital Loan was in November 2022, which has subsequently been extended to May 2023. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to revenue sharing agreements (or RSAs). Interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.85% (December 31, 2021 - 3.5%).

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at September 30, 2022, $nil (December 31, 2021 – $25.0 million) was owing under this facility, the aggregate available borrowings were $74.8 million (December 31, 2021 - $45.4 million) and the interest rate on the facility was 5.9% (December 31, 2021 – 3.6%). As at September 30, 2022, Teekay Tankers was in compliance with all covenants in respect of this facility.
9. Long-Term Debt

	September 30, 2022	December 31, 2021
	$	$
Revolving Credit Facility due December 2024	—	271,167
Senior Notes (9.25%) due November 15, 2022	—	243,395
Convertible Senior Notes (5%) due January 17, 2023	21,184	112,184
U.S. Dollar-denominated Term Loan due August 2023	22,458	53,339
Total principal	43,642	680,085
Less: unamortized discount and debt issuance costs	(81)	(8,605)
Total debt	43,561	671,480
Less: current portion	(43,561)	(255,306)
Long-term portion	—	416,174

As at September 30, 2022, the Company had one revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $99.2 million (December 31, 2021 - $344.9 million), of which $99.2 million was undrawn (December 31, 2021 - $73.7 million). Interest payments are based on LIBOR plus a margin of 2.40%. The aggregate amount available under the 2020 Revolver is scheduled to decrease by $16.8 million (remainder of 2022), $29.8 million (2023) and $52.6 million (2024). The 2020 Revolver is collateralized by first-priority mortgages granted on 13 of the Company’s vessels, together with other related security, and includes a guarantee from certain Teekay subsidiaries for the credit facility's outstanding amount.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). During the nine months ended September 30, 2022, the Company redeemed the 2022 Notes in full at a redemption price equal to 102.313%, plus accrued and unpaid interest. The total consideration for the redemption was $249.0 million, resulting in a loss of $9.2 million, which is included in loss on bond repurchases on the Company's unaudited consolidated statements of income during the nine months ended September 30, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (or the Convertible Notes). At the election of the holder, the Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represented a premium of 20% to the concurrent common stock offering price of $9.75 per share. During the three months ended March 31, 2022, Teekay Parent completed a cash tender offer with $85.0 million aggregate principal amount of the Convertible Notes validly tendered for repurchase, which represented approximately 75.8% of the total outstanding as of December 31, 2021. The total consideration for this repurchase was $86.7 million, resulting in a loss of $3.0 million, which is included in loss on bond repurchases on the Company's unaudited consolidated statements of income (loss). During the three and nine months ended September 30, 2022, Teekay Parent repurchased additional principal amounts of $0.3 million and $6.0 million, respectively, for which the total consideration was $0.3 million and $6.1 million, and recorded losses on bond repurchases were $0.1 million and $0.5 million, respectively. The outstanding principal value of the Convertible Notes on September 30, 2022, was $21.2 million (December 31, 2021 - $112.2 million). As of September 30, 2022, the net carrying amount of the Convertible Notes was $21.2 million (December 31, 2021 - $111.4 million), which reflected unamortized debt issuance costs of $nil (December 31, 2021 - $0.8 million). The estimated fair value (Level 2) of the Convertible Notes was $21.2 million as of September 30, 2022 (December 31, 2021 - $111.4 million). For the three and nine months ended September 30, 2022, total interest expense for the Convertible Notes was $0.3 million and $1.5 million, respectively, with coupon interest expense of $0.3 million and $1.3 million, respectively, and amortization of debt issuance costs of $nil and $0.2 million, respectively.

As at September 30, 2022, the Company had one U.S. Dollar-denominated term loan (or the 2020 Term Loan) outstanding, which totaled $22.5 million in aggregate principal amount (December 31, 2021 – $53.3 million). Interest payments are based on LIBOR plus a margin of 2.25%. The term loan reduces in quarterly payments and has a balloon repayment due at maturity in August 2023. During September 2022, the Company made a prepayment of $22.5 million of the term loan. The term loan is collateralized by first-priority mortgages on four of the Company’s vessels, together with certain other security, and includes a guarantee from certain Teekay subsidiaries for the term loan's outstanding amount.

The weighted-average interest rate on the Company’s aggregate long-term debt as at September 30, 2022 was 5.1% (December 31, 2021 – 5.3%). These interest rates exclude the effect of the Company’s interest rate swap agreement (see Note 10).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2022 are $1.4 million (remainder of 2022) and $42.2 million (2023).

Two loan agreements require the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance and 125% of the total outstanding principal balance, respectively, for the facility periods. Such requirements are assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratios drop below the required amounts, the lender may request that the Company either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at Company's option. As at September 30, 2022, the hull coverage ratio was 652% for the 2020 Term Loan and was not applicable for the 2020 Revolver due to no balance being drawn.

Certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

As at September 30, 2022, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
10. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at September 30, 2022, the Company was not committed to any foreign currency forward contracts.

Forward Freight Agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to tanker spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains (losses) on derivative instruments in the Company's consolidated statements of income.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company does not designate its interest rate swap agreement as a cash flow hedge for accounting purposes.

As at September 30, 2022, the Company was committed to the following interest rate swap agreement related to its LIBOR-based debt, whereby certain of the Company’s floating-rate debts were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Swap Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	3,932	2.3	0.76

(1)Excludes the margins the Company pays on its variable-rate long-term debt which, as of September 30, 2022, ranged from 2.25% to 2.40%.

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)
	$	$	$
As at September 30, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	1,821	2,111	—
Forward freight agreements	556	—	—
	2,377	2,111	—

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)
	$	$	$
As at December 31, 2021
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	(58)
Interest rate swap agreement	—	668	(118)
Forward freight agreements	—	—	(4)
	—	668	(180)
(1)Represents the current portion of derivative liabilities presented in accrued liabilities and other on the consolidated balance sheets (see Note 7).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the unaudited consolidated statements of income as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Realized gains (losses) relating to:
Interest rate swap agreement	192	(318)	157	(1,191)
Foreign currency contracts	—	—	(420)	—
Forward freight agreements	380	(359)	657	(420)
	572	(677)	394	(1,611)
Unrealized gains (losses) relating to:
Interest rate swap agreement	1,039	315	3,382	1,736
Foreign currency contracts	—	(56)	58	(56)
Forward freight agreements	87	136	402	(167)
	1,126	395	3,842	1,513
Total realized and unrealized gains (losses) on derivative instruments	1,698	(282)	4,236	(98)
The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparty to the interest rate swap agreement; however, the Company does not anticipate non-performance by the counterparty. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
11. Commitments and Contingencies
a)Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income from continuing operations of $65.8 million and consolidated cash flows from operating activities related to continuing operations of $28.4 million during the nine months ended September 30, 2022, and had a consolidated working capital surplus of $455.5 million as at September 30, 2022. This working capital surplus included $245.0 million of short-term investments.
Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued and the cash flows the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.
b)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

As previously disclosed, the Company was served with a claim in 2021 from a lessor relating to the repurchase of eight vessels that were previously under sale-leaseback arrangements with the counterparty to the claim. As of September 30, 2022, the amount being claimed was $7.3 million. Following a mediation in October 2022, the Company reached a settlement with the counterparty, in full and final settlement of all disputes and issues arising out of the sale-leaseback deals and the repurchase of the eight vessels, for an amount that is significantly less than the amount of the claim. The settlement payment is included in accrued liabilities on the Company’s unaudited consolidated balance sheet as at September 30, 2022.

c)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
12. Income Tax (Expense) Recovery
The components of the provision for income tax recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Current	(1,414)	905	257	2,935
Deferred	(103)	(89)	(553)	468
Income tax (expense) recovery	(1,517)	816	(296)	3,403
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2022	2021
	$	$
Balance as at January 1	46,956	51,562
Increases for positions related to the current year	3,195	2,890
Increases for positions related to prior years	3,029	3,990
Decrease related to statute of limitations	(7,451)	(11,016)
Foreign exchange gain	(4,582)	(191)
Balance as at September 30	41,147	47,235
The Company does not presently anticipate that its provisions for uncertain tax positions relating to freight taxes will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
13. Gain on Sale and (Write-Down) of Assets
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following tables contain the gain on sale, (write-down) and the reversal of a previous write-down of assets for the three and nine months ended September 30, 2022 and 2021:

			Three Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2022	2021
			$	$
Teekay Parent Segment – Offshore Production (1)	1 FPSO unit	Jul-22	12,975	—
Teekay Tankers Segment – Conventional Tankers (2)	1 Aframaxes	Sep-22	8,156	—
Teekay Tankers Segment – Conventional Tankers (3)	1 Aframax	Sept-21	—	216
Teekay Tankers Segment – Conventional Tankers (4)	5 Aframaxes	N/A	—	(913)
Total			21,131	(697)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

			Nine Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2022	2021
			$	$
Teekay Parent Segment – Offshore Production (1)	1 FPSO unit	Jul-22	12,975	—
Teekay Tankers Segment – Conventional Tankers (2)	3 Aframaxes	Apr-22/Sep-22	9,954	—
Teekay Tankers Segment – Conventional Tankers (3)	3 Suezmaxes	N/A	—	(62,937)
Teekay Tankers Segment – Conventional Tankers (3)	3 LR2 Tankers	N/A	—	(18,381)
Teekay Tankers Segment – Conventional Tankers (3)	2 Aframaxes	N/A	—	(5,152)
Teekay Tankers Segment – Conventional Tankers (4)	5 Aframaxes	N/A	—	(913)
Teekay Tankers Segment – Conventional Tankers	Operating lease right-of-use assets	N/A	(1,066)	(715)
Total			21,863	(88,098)
(1)During the three months ended September 30, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO for a net price of $13.0 million, The FPSO unit's book value had previously been written down to $nil.
(2)During the three and nine months ended September 30, 2022, Teekay Tankers completed the sale of one Aframax tanker for $24.8 million, with an aggregate gain on sale of $8.2 million, During the nine months ended September 30, 2022, Teekay Tankers completed the sales of three Aframax tankers for a total price of $43.6 million, with an aggregate gain on sales of $9.4 million. As at December 31, 2021, all three vessels, including their bunker and lube oil inventory, were classified as held for sale on the Company's consolidated balance sheets, and one of these vessels was written down to its estimated sales price, less estimated selling costs at December 31, 2021. During the nine months ended September 30, 2022, the previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.
(3)During the nine months ended September 30, 2021, Teekay Tankers wrote down the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker to their estimated fair values using appraised values provided by third parties, primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the current economic environment, which has been impacted by the COVID-19 pandemic. As at June 30, 2021, Teekay Tankers classified one Aframax tanker, including its related bunkers and lube oil inventory, as held for sale. The vessel cost was written down to its estimated sales price, less estimated selling costs. During the three months ended September 30, 2021, the vessel was delivered to its new owners and Teekay Tankers recognized a gain on sale of $0.2 million.
(4)During the three months ended September 30, 2021, Teekay Tankers classified one Aframax tanker, previously written down to fair value, and lube oil inventory, as held for sale. The vessel cost was written down to its estimated sales price less estimated selling costs.
14. Related Party Transactions
Until the sale of the Teekay Gas Business in January 2022, the Company provided ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters, all of which form part of discontinued operations as at December 31, 2021. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. On October 4, 2021, the Company entered into an agreement to, among other things, sell certain subsidiaries which collectively contained the shore-based management operations for certain of Teekay LNG Partners’ joint ventures (see Note 21). This sale closed on January 13, 2022. Following this sale, the Company no longer provides ship management and corporate services to joint ventures of Seapeak LLC (formerly Teekay LNG Partners). For the period from January 1, 2022 to January 13, 2022, the Company earned $0.6 million (three and nine months ended September 30, 2021 – $21.3 million and $62.1 million, respectively) of fees pursuant to these management agreements and reimbursement of costs. Such amounts for the nine months ended September 30, 2022 are reflected in revenues, and amounts for the three and nine months ended September 30, 2021 are recorded in income (loss) from discontinued operations (see Note 21) in the consolidated statements of income.

In September 2018, Teekay LNG Partners (now known as Seapeak LLC) entered into an agreement with its 52%-owned joint venture with Marubeni Corporation to charter in one of the joint venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expenses for the period from January 1, 2022 to January 13, 2022 were $0.8 million (three and nine months ended September 30, 2021 - $5.7 million and $17.4 million, respectively), and such amounts are reflected in income (loss) from discontinued operations (see Note 21) in the consolidated statements of income.

15. Equity Financing Transactions

During the three months ended September 30, 2022, Teekay Parent sold 0.9 million of its investment in Teekay Tankers Class A common shares through open market sales for $22.8 million at an average price of $25.20 per share. The shares sold had previously been purchased in the open market in the first quarter of 2022 and December 2021 for a total cost of $10.0 million as follows: in January and February 2022, Teekay Parent purchased 0.5 million of Teekay Tankers Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share and in December 2021, Teekay Parent purchased 0.4 million of Teekay Tankers Class A common shares through open market purchases for $4.7 million at an average price of $11.27 per share. As a result of the share transactions related to Teekay Tankers, the Company recorded decreases to accumulated deficit of $5.2 million and $5.7 million in 2022 and 2021, respectively. These amounts represent Teekay's net dilution gains from the Teekay Tankers share transactions.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
16. Restructuring Charges
During the three and nine months ended September 30, 2022, the Company recorded restructuring charges of $1.2 million and $7.8 million, respectively, which are primarily related to the reorganization and realignment of resources of the Company's shared service functions and the separation of information technology systems following the sale of the Teekay Gas Business, and costs associated with the termination of the charter contract for the Sevan Hummingbird FPSO unit. For the nine months ended September 30, 2022, $2.4 million of the costs were recovered from Seapeak and were recorded as part of revenues on the consolidated statements of income.

As at September 30, 2022 and December 31, 2021, $0.5 million and $4.7 million, respectively, of restructuring liabilities were recorded in accrued liabilities and other on the unaudited consolidated balance sheets. Included in the restructuring liabilities as at December 31, 2021 are costs related to the reorganization and realignment of resources of the Company's shared service functions following the sale of the Teekay Gas Business, $3.1 million of which were paid for by the Teekay Gas Business as part of the sale transaction (see Note 21).
17. Accumulated Other Comprehensive Loss
As at September 30, 2022 and December 31, 2021, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2022	2021
	$	$
Unrealized loss on qualifying cash flow hedging instruments	—	(22,514)
Pension adjustments, net of tax recoveries	(2,846)	(2,996)
	(2,846)	(25,510)
18. Capital Stock
The authorized capital stock of Teekay as at September 30, 2022 and December 31, 2021 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2022 and December 31, 2021, Teekay had no shares of preferred stock issued.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of common shares in the open market. As at September 30, 2022, Teekay had repurchased approximately 1.5 million common shares for $5.3 million, or an average of $3.59 per share, pursuant to such authorization, which resulted in the Company recording a reduction in capital stock of $14.0 million and a credit to accumulated deficit in the amount of $8.7 million. The total remaining share repurchase authorization at September 30, 2022 was $24.7 million.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue common shares at market prices up to a maximum aggregate amount of $65.0 million. As of September 30, 2022, no shares of common stock have been issued under this COP.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
19. Net Income (Loss) Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net income (loss) attributable to the shareholders of Teekay Corporation:
- Continuing operations - basic and diluted	33,133	(34,231)	(2,349)	(69,696)
- Discontinued operations - basic and diluted	—	31,318	41,652	94,890
	33,133	(2,913)	39,303	25,194
Increase in net earnings for interest expense recognized during the period relating to Convertible Notes	265	—	—	—
Reduction in net earnings due to dilutive impact of stock-based awards in Teekay Tankers	(202)	—	—	—
Net income (loss) attributable to the shareholders of Teekay Corporation - diluted	33,196	(2,913)	39,303	25,194

Weighted average number of common shares (1)	102,608,910	102,307,273	102,485,688	102,090,921
Dilutive effect of Convertible Notes	1,824,487	—	—	—
Dilutive effect of stock-based awards	279,009	—	—	—
Common stock and common stock equivalents	104,712,406	102,307,273	102,485,688	102,090,921

Net income (loss) per common share
- Continuing operations - basic	0.32	(0.33)	(0.02)	(0.68)
- Discontinued operations - basic	—	0.31	0.41	0.93
- Basic	0.32	(0.03)	0.38	0.25

- Continuing operations - diluted	0.32	(0.33)	(0.02)	(0.68)
- Discontinued operations - diluted	—	0.31	0.41	0.93
- Diluted	0.32	(0.03)	0.38	0.25
(1) Includes common stock related to non-forfeitable stock-based awards.

The Company uses the "if converted" method to determine any potential dilutive impact of the Convertible Notes on diluted earnings per share. The dilutive impact of the conversion feature on the Convertible Notes is determined using an assumed conversion date equal to the beginning of the reporting period.

Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted income (loss) per common share from continuing operations are excluded from diluted income (loss) per common share, including diluted income (loss) per common share from continuing operations and discontinued operations. For the three and nine months ended September 30, 2022, 8.4 million and 9.5 million shares, respectively, of Common Stock from stock-based awards and the conversion feature on the Convertible Notes (three and nine months ended September 30, 2021 - 15.4 million and 16.3 million, respectively) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
20. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	September 30, 2022	December 31, 2021	September 30, 2021	December 31, 2020
	$	$	$	$
Cash and cash equivalents	182,810	108,977	107,646	128,743
Restricted cash – current	2,730	2,227	2,483	2,786
Restricted cash – non-current	3,135	3,135	3,135	3,135
Current assets - discontinued operations - cash	—	101,190	128,327	220,042
Current assets - discontinued operations - restricted cash	—	11,888	8,840	8,358
Non-current assets - discontinued operations - restricted cash	—	38,103	37,193	42,826
	188,675	265,520	287,624	405,890

The Company maintains restricted cash deposits relating to certain FFAs (see Note 10) and as required by the Company's obligations related to certain finance leases (see Note 5).

21. Deconsolidation of Teekay Gas Business and Discontinued Operations

On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022 and resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on January 13, 2022. Upon closing of the transactions, the Company received gross proceeds of $641 million, at which date the Teekay Gas Business had a cash, cash equivalents and restricted cash balance of $178.0 million.

On such date, the Company recognized both the net cash proceeds it received from Stonepeak and derecognized the carrying value of both the Teekay Gas Business' net assets and the non-controlling interest in the Teekay Gas Business, with the difference between the amounts recognized and derecognized being the loss on deconsolidation of $58.7 million, which is included in loss from discontinued operations in the consolidated statements of income for the nine months ended September 30, 2022.

Immediately prior to the sale of the Teekay Gas Business, the Company had unrecognized gains of $84.8 million on the sales of vessels in prior years from its wholly-owned subsidiaries to its non-wholly-owned subsidiary, Teekay LNG Partners (or Deferred Dropdown Gains). On sale of the Teekay Gas Business, the Deferred Dropdown Gains that were previously unrecognized due to them being eliminated upon consolidation of Teekay LNG Partners, were recognized by the Company through a transfer of income from non-controlling interests in Teekay LNG Partners to the Company. This transfer increased the carrying value of the Company’s interest in Teekay LNG Partners at the sale date and thus, increased the loss on deconsolidation of the Teekay Gas Business by $84.8 million (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income). As a result, net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income) less the loss on deconsolidation of $58.7 million.

All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income in these unaudited consolidated financial statements have been aggregated and separately presented as a single component of net income (loss) entitled "Income (loss) from discontinued operations". Revenues and expenses of the Teekay Gas Business were determined as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remain in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily relate to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. A substantial majority of the Company’s Shared Costs are reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations will not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and will not represent an existing cost run-rate, as adjusted for the completion of this transaction.

•Interest expense of the Teekay Gas Business consists of interest expense and amortization of discounts, premiums, and debt issuance costs related to long-term debt and obligations related to finance leases of Teekay LNG Partners that were assumed by the acquiror thereof as well as Teekay’s revolving credit facility that was required to be terminated as a result of the sale of the Teekay Gas Business.

The consolidated balance sheet as at December 31, 2021 reflects the aggregation and separate presentation of all current assets, non-current assets, current liabilities and non-current liabilities of the Teekay Gas Business. The assets and liabilities of the Teekay Gas Business and the Company’s continuing operations exclude any intercorporate amounts owed in order to reflect the discontinuance of services between the Company and the Teekay Gas Business following a transition period.

The following table contains the major components of income (loss) from discontinued operations of the Teekay Gas Business for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022 (1) $	2021 $	2022 (1) $	2021 $
Revenues	—	167,915	25,083	510,208
Voyage expenses	—	(7,221)	(853)	(20,764)
Vessel operating expenses	—	(51,284)	(5,937)	(150,052)
Time-charter hire expenses	—	(5,665)	(845)	(17,382)
Depreciation and amortization	—	(33,002)	—	(97,253)
General and administrative expenses	—	(6,219)	(781)	(13,302)
Income from vessel operations	—	64,524	16,667	211,455
Interest expense	—	(30,379)	(4,287)	(91,895)
Interest income	—	1,315	188	4,623
Realized and unrealized gains on non-designated derivative instruments	—	101	3,675	3,849
Equity income	—	39,238	17,881	105,694
Foreign exchange gain	—	2,352	4,286	5,756
Other (loss) income	—	1,064	9	(3,613)
Loss on deconsolidation of the Teekay Gas Business (2)	—	—	(58,684)	—
Income (loss) from discontinued operations before income taxes	—	78,215	(20,265)	235,869
Income tax expense	—	(2,226)	(11)	(3,224)
Income (loss) from discontinued operations	—	75,989	(20,276)	232,645
(1)On January 13, 2022, the Company deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.
(2)Net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net income (loss) attributable to non-controlling interests, discontinued operations) less the loss on deconsolidation of $58.7 million.
As at December 31, 2021, the major classes of the Teekay Gas Business’s assets and liabilities that were components of current assets – discontinued operations and current liabilities – discontinued operations, were as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at December 31,
2021 $
ASSETS
Cash and cash equivalents	101,190
Other assets	264,537
Vessels and equipment	2,831,530
Net investment in direct financing and sales-type leases, net	480,508
Investment in and loans, net to equity-accounted investments	1,126,674
Current assets – discontinued operations	4,804,439
Total assets – discontinued operations	4,804,439

LIABILITIES
Long-term debt	1,379,642
Obligations related to finance leases	1,268,990
Other liabilities	228,997
Current liabilities – discontinued operations	2,877,629
Total liabilities – discontinued operations	2,877,629

22. Subsequent Events
In October 2022, the Company delivered and transferred ownership of the Petrojarl Foinaven FPSO unit to a European-based shipyard for green recycling.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

Overview

Teekay Corporation (or Teekay) is a leading provider of international crude oil and other marine transportation services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers. As at September 30, 2022, we also directly owned one floating production storage and offloading (or FPSO) unit (which was sold in October 2022) and a marine services business in Australia. Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent. As of September 30, 2022, we had economic interests in Teekay Tankers of 28.5% and a majority of its voting power.

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement) by which Stonepeak would acquire Teekay LNG Partners. On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million. Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provided, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrent with closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party agreed to provide certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a period following closing to allow for the orderly separation of these functions into two standalone operations. Teekay's former general partner interest in Teekay LNG Partners, all of its former common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures are referred to herein as the "Teekay Gas Business".
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Conflict in Ukraine

In late February 2022, the Russian Federation invaded Ukraine. This follows Russia’s involvement in divesting control by Ukraine of the Crimea region and certain parts of south-eastern Ukraine starting in 2014. In response to both events, the United States, several European Union nations, and other countries announced a series of sanctions and executive orders against citizens, entities, and activities connected to Russia and, with respect to the sanctions and orders announced in 2022, Belarus. The sanctions imposed following the 2022 invasion have been numerous and significant in scope. In addition, the United States, the European Union, and several other countries have announced prohibitions on the importation of Russian oil or intentions to cut back on their reliance on Russian oil. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. As a result of these measures, crude oil and petroleum product trading patterns are being significantly impacted as some countries are looking to reduce imports of Russian oil while Russia is having to find alternative markets for its oil exports. There is also a risk that Russian oil production and exports could decline as a result of sanctions should they be unable to find alternative markets for their oil. The conflict is ongoing and, as a result, additional sanctions and executive orders may be implemented that could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, oil and petroleum products.

Novel Coronavirus (COVID-19) Pandemic

The COVID-19 pandemic resulted in a significant decline in global demand for oil during 2020; although oil demand has partially recovered since 2020, new outbreaks may continue to have a negative impact on oil demand in the future. As our business is primarily the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the three and nine months ended September 30, 2022, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Spot tanker rates came under pressure from mid-May 2020 through the beginning of 2022 as a result of significantly reduced oil demand due to the COVID-19 pandemic and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of the COVID-19 pandemic, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, also contributed to the weakness in tanker rates. Spot tanker rates have undergone a substantial recovery during 2022 due to an increase in oil demand as many countries started to ease, or remove, COVID-19 restrictions, couples with changing seaborne oil trade patterns following the Russian Federation's invasion of Ukraine in late February 2022. We continue to monitor the potential impact of the COVID-19 pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a resurgence of COVID-19 cases and variants in many regions and the potential for continued or renewed restrictions and lockdowns; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus that causes COVID-19 and the levels of effectiveness and delivery of vaccines and other actions to contain or treat the virus, the duration of any potential business disruption and the related financial impact, and the effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 for additional information about the potential risks of the COVID-19 pandemic on our business.

Presentation of Our Results of the Teekay Gas Business

On October 4, 2021, we entered into agreements to sell our general partner interest in Teekay LNG Partners (now known as Seapeak), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business (see "Overview" above). These transactions closed on January 13, 2022. All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income in these unaudited consolidated financial statements have been aggregated and presented separately from the continuing operations of Teekay. As such, the following sections consisting of "Operating Results – Teekay Tankers", "Operating Results – Teekay Parent" and "Other Consolidated Operating Results" exclude the results of the Teekay Gas Business.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The following table (a) presents revenues and income (loss) from vessel operations for Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Revenue and income from the Teekay Gas Business are not included in the following table and have been presented separately in “Operating Results – Teekay Gas Business”. Please read "Item 1 – Financial Statements: Note 4 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months ended		Nine Months Ended		Three Months ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
(in thousands of U.S. Dollars)	2022	2021	2022	2021	2022	2021	2022	2021
Teekay Tankers	279,386	115,890	695,793	382,059	75,372	(41,494)	101,674	(172,771)
Teekay Parent	23,813	32,433	100,912	103,956	8,013	(4,044)	(4,071)	14,508
Teekay Corporation Consolidated	303,199	148,323	796,705	486,015	83,385	(45,538)	97,603	(158,263)

SUMMARY
Teekay's consolidated income from vessel operations was $97.6 million for the nine months ended September 30, 2022, compared to consolidated loss from vessel operations of $158.3 million for the same period last year. The primary reasons for this improvement in our consolidated income from vessel operations are as follows:

•an increase of $168.1 million as a result of higher overall average realized spot TCE rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers and Long-Rage 2 (or LR2) product tankers during the first three quarters of 2022, as well as higher earnings from its full service lightering (or FSL) dedicated vessels;

•an increase of $87.8 million due to a decrease in write-downs as Teekay Tankers recorded the impairment of two right-of-use assets during the first three quarters of 2022, compared to the impairment of seven of its tankers and one of its right-of-use assets, as well as the write-downs of two of its tankers that were held for sale during the same period in the prior year;

•an increase of $13.0 million due to the gain on sale of the Sevan Hummingbird FPSO unit in the third quarter of 2022;

•an increase of $9.2 million due to gains on the sales of three of Teekay Tankers' vessels during the first three quarters of 2022, compared to the gain on sale of one of its tankers during the third quarter of 2021;

partially offset by:

•a decrease of $33.0 million due to a gain on the extinguishment of the asset retirement obligation relating to the Petrojarl Banff FPSO unit recognized in the second quarter of 2021.
Teekay Tankers
As at September 30, 2022, Teekay Tankers owned 44 double-hulled conventional oil and product tankers, time-chartered-in three Aframax tankers and one LR2 product tanker and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers
During the first quarter of 2022, Teekay Tankers agreed to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The Suezmax tanker was delivered to its new owner in February 2022, and the Aframax tankers were delivered to their new owners in April 2022.

In March 2022, Teekay Tankers completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. Each vessel is leased on a bareboat charter ranging from six to nine-year terms, with purchase options available commencing at the end of the second year.

In April 2022, Teekay Tankers completed a $114.0 million sale-leaseback financing transaction relating to four LR2 products tankers and one Suezmax tanker. Each vessel is leased on a bareboat charter ranging from seven to eight-year terms, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.

In June 2022, Teekay Tankers entered into a time charter-in contract for an Aframax tanker for a two-year term at a rate of $23,000 per day. The vessel was delivered to Teekay Tankers in July 2022.

In July 2022, Teekay Tankers agreed to sell one Aframax tanker for $24.8 million, which resulted in a gain of $8.2 million during the three and nine months ended September 30, 2022. The tanker was delivered to its new owner in September 2022.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity income (loss) and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2022 and 2021:

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenues	279,386	115,890	695,793	382,059
Voyage expenses	(135,013)	(78,335)	(363,615)	(219,153)
Vessel operating expenses	(35,983)	(39,103)	(114,239)	(125,280)
Time-charter hire expenses	(7,236)	(2,870)	(19,339)	(8,638)
Depreciation and amortization	(24,251)	(25,837)	(74,574)	(79,416)
General and administrative expenses	(9,687)	(10,542)	(30,827)	(34,245)
Gain on sale and (write-down) of assets	8,156	(697)	8,888	(88,098)
Restructuring charges	—	—	(413)	—
Income (loss) from vessel operations	75,372	(41,494)	101,674	(172,771)

Equity income (loss)	221	(873)	(1,464)	(2,061)

Calendar-Ship-Days (1)
Conventional Tankers	4,446	4,685	13,396	14,110
(1)Calendar-ship-days presented relate to only owned and in-chartered consolidated vessels.
Tanker Market
Crude tanker spot rates increased counter-seasonally during the third quarter of 2022 as the conflict in Ukraine continues to reshape global oil trading patterns. Short-haul exports of Russian crude oil into Europe have continued to decline, averaging 1.7 million barrels per day (or mb/d) during the third quarter of 2022 compared with with 2.7 mb/d prior to the invasion. Much of this oil has been redirected to India and China on mid-size tankers, which has created significant incremental tanker tonne-mile demand. In addition, Europe has been replacing Russian oil with imports from more more distant locations, including the U.S. Gulf, Latin America, West Africa, and the Middle East, further contributing to mid-size tanker tonne-mile demand. Despite these changes, the European Union was still importing around 1.5 mb/d of seaborne crude oil and 0.8 mb/d of refined products from Russia during September 2022. These imports are expected to be banned effective December 5, 2022 and February 5, 2023, respectively, which is expected to create further tanker tonne-mile demand in the coming months. The full impact of these trade pattern changes, coupled with normal winter factors such as weather delays and an increase in oil demand due to gas-to-oil switching as a result of record high natural gas prices in Europe, are expected to cause the tanker market to remain firm through the winter months and into the early part of 2023.
Looking ahead, a potential slowing of the global economy due partly to inflationary pressures and rising interest rates means that the outlook for 2023 has become more uncertain. Nevertheless, the major oil agencies are still forecasting relatively robust oil demand growth next year due to continued gas-to-oil switching and an expected post-COVID rebound in Asian oil demand, particularly in China. Global oil demand is expected to grow by 1.8 mb/d in 2023 as per the average of forecasts from the IEA, EIA, and OPEC, which would return demand to pre-COVID levels. Non-OPEC+ supply is projected to grow by a robust 1.8 mb/d in 2023 according to the IEA, most of which is expected to be from Atlantic Basin suppliers such as the U.S., Brazil, Guyana, Norway, and Canada. With the majority of oil demand growth expected to come from Asian countries, this should lead to an increase in long-haul movements from the Atlantic Basin to the Pacific Basin, which would be positive for tonne-mile demand. However, offsetting this will be lower supply from OPEC+ due to a new round of supply cuts and potentially lower production from Russia once the EU ban on seaborne imports comes into effect. In early-October 2022, OPEC+ announced a supply cut of 2 mb/d from existing baselines, effective from November 2022 and running to the end of 2023. However, since many countries are already producing well below their current targets, the actual net cut to production could be closer to 1 mb/d, with most of the production cuts coming from the Middle East. Although this is negative for seaborne trade volumes, it could result in Asian countries sourcing more barrels from the Atlantic Basin, which may increase transportation distances.

Fleet supply fundamentals continue to look very positive as a lack of new tanker ordering is causing a rapidly shrinking orderbook. As of September 30, 2022, just under 5 million deadweight tons of new tanker orders have been placed. At this pace, total tanker orders in 2022 are set to be the lowest since the 1980s. This is highly unusual given the relatively strong tanker market in recent months, as periods of stronger freight rates have in the past tended to result in an increase in new tanker orders. However, we believe very high newbuilding prices, a lack of shipyard capacity through the end of 2025 due to high levels of containership and LNG carrier orders, and uncertainty over vessel technology have deterred owners from ordering new tankers during the current upturn. As a result, the orderbook, when measured as a percentage of the existing fleet, has fallen to a record low of just over 4% as of October 2022. Coupled with an aging tanker fleet, which may affect scrapping levels, we expect relatively low fleet growth in 2023 and potentially negative fleet growth in 2024 and 2025.
In summary, the tanker market is expected to remain firm over the coming months due to the continued rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources, both of which are creating significant tonne-mile demand in the mid-size tanker sectors. The tanker market is also expected to remain firm in 2023, although the outlook has become more uncertain in recent months due to global economic risks and their potential impact on oil demand. However, we maintain a positive outlook over the next two to three years due to the best fleet supply fundamentals in several decades, which we believe should support tanker rates in the coming years.

Net Revenues. Net revenues were $144.4 million and $332.2 million for the three and nine months ended September 30, 2022, compared to $37.6 million and $162.9 million for the same periods in the prior year.

The increases for the three and nine months ended September 30, 2022, compared to the same periods in the prior year were primarily the result of:
•increases of $97.8 million and $164.4 million for the three and nine months ended September 30, 2022, respectively, due to higher overall average realized spot rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers and LR2 product tankers compared to the same periods in the prior year;

•net increases of $6.5 million and $5.6 million for the three and nine months ended September 30, 2022, respectively, primarily due to the addition of one LR2 chartered-in tanker and two Aframax chartered-in tankers that were delivered to us during the second half of 2021 and the third quarter of 2022, partially offset by the sale of seven Aframax tankers and one Suezmax tanker at various times during 2021 and the first three quarters of 2022, as well as the redeliveries of one Aframax chartered-in tanker and one LR2 chartered-in tanker to their owners during the first quarter of 2021;

•a net increase of $4.2 million for the three months ended September 30, 2022, primarily due to certain vessels returning from time charter-out contracts during the second quarter of 2022 earning higher average spot rates during the third quarter of 2022 compared to their previous fixed rates earned in the same period in the prior year, as well as one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate during the third quarter of 2022 compared to the average spot rate in the third quarter of 2021;

•an increase of $4.6 million for the nine months ended September 30, 2022, due to higher net results from Teekay Tankers' FSL activities resulting from higher overall average FSL spot rates and an increase in the number of FSL voyages compared to the same period in the prior year; and

•an increase of $1.3 million for the nine months ended September 30, 2022, due to higher ship-to-ship (or STS) support service revenues resulting from a higher number of operations compared to the same period in the prior year;

partially offset by:

•a net decrease of $6.2 million for the nine months ended September 30, 2022, primarily due to certain vessels returning from time charter-out contracts and earning lower average spot rates during the first half of 2022 compared to previous fixed rates, partially offset by one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate during the first three quarters of 2022 compared to the average spot rate in the first three quarters of 2021.; and

•a decrease of $1.9 million for the three months ended September 30, 2022, due to more off-hire days and higher off-hire bunker expenses related to an increased number of scheduled dry dockings and ballast water treatment system installations compared to the same period in the prior year.
Vessel Operating Expenses. Vessel operating expenses were $36.0 million and $114.2 million for the three and nine months ended September 30, 2022, respectively, compared to $39.1 million and $125.3 million for the same periods in the prior year. The decreases were primarily due to reductions of $3.5 million and $9.8 million for the three and nine months ended September 30, 2022, respectively, due to the sale of eight tankers during 2021 and the first three quarters of 2022, decreases of $1.9 million and $1.0 million for the three and nine months ended September 30, 2022, respectively, mainly due to lower expenditures for crewing-related costs and a decrease of $2.1 million for the nine months ended September 30, 2022 due to the timing of repair and planned maintenance activities and lower expenditures for ship management costs during the first three quarters of 2022, partially offset by an increase of $1.5 million for the three months ended September 30, 2022 due to the timing of repair and planned maintenance activities, increases of $0.7 million for the three and nine months ended September 30, 2022 due to higher insurance premiums related to certain vessels, and an increase of $0.7 million for the nine months ended September 30, 2022 due to a higher volume of STS support service activities during the first three quarters of 2022.

Time-charter Hire Expenses. Time-charter hire expenses were $7.2 million and $19.3 million for the three and nine months ended September 30, 2022, respectively, compared to $2.9 million and $8.6 million for the same periods in the prior year. The increases were primarily due to increases of $4.8 million and $12.9 million for the three and nine months ended September 30, 2022, respectively, due to the deliveries to us of four chartered-in vessels during the second half of 2021 and the first three quarters of 2022, including three tankers and one lightering support vessel, and one tanker chartered-in on a short-term contract during the first three quarters of 2022, as well as an increase of $0.7 million for the nine months ended September 30, 2022 resulting from a lower expense in the corresponding period of the prior year due to the impairments of an operating lease right-of-use asset related to one chartered-in vessel during 2021, partially offset by a lower daily charter rate for this chartered-in vessel as part of its new contract, which was entered into during the third quarter of 2021, as well as a decrease of $0.6 million and $3.0 million for the three and nine months ended September 30, 2022, respectively, due to the redeliveries to their owners of four chartered-in vessels during 2021, including two tankers and two lightering support vessels.
Depreciation and Amortization. Depreciation and amortization expenses were $24.3 million and $74.6 million for the three and nine months ended September 30, 2022, respectively, compared to $25.8 million and $79.4 million for the same periods in the prior year. The decreases were primarily due to reductions of $2.0 million and $6.1 million for the three and nine months ended September 30, 2022, respectively, due to the sale of eight tankers during 2021 and the first three quarters of 2022, and a decrease of $4.2 million for the nine months ended September 30, 2022 resulting from the impairments of seven tankers during the first half of 2021, partially offset by net increases of $0.4 million and $5.4 million for the three and nine months ended September 30, 2022, respectively, primarily due to depreciation related to capitalized expenditures associated with dry dockings and modifications to Teekay Tankers' vessels during 2021 and 2022.
General and Administrative Expenses. General and administrative expenses were $9.7 million and $30.8 million for the three and nine months ended September 30, 2022, respectively, compared to $10.5 million and $34.2 million for the same periods in the prior year. The decreases were primarily due to lower administrative, strategic management, and other fees incurred under Teekay Tankers' management agreement with a subsidiary of Teekay Corporation (or Teekay) primarily due to organizational changes, as well as the timing of equity-based compensation and other general corporate expenditures.
Gain on Sale and (Write-Down) of Assets. The gain on sale and (write-down) of assets of $8.2 million and $8.9 million for the three and nine months ended September 30, 2022, respectively, were due to:
•the sale of one Aframax tanker in September 2022, which resulted in a gain of $8.2 million during the three and nine months ended September 30, 2022; and
•the sale of two Aframax tankers in April 2022, which resulted in an aggregate gain of $1.2 million during the nine months ended September 30, 2022, including the reversal of the previous write-down of one of these tankers that had been recorded during the fourth quarter of 2021, which reversal was made to reflect the tanker's agreed sales price and resulted in a gain of $0.6 million during the nine months ended September 30, 2022;
partially offset by:
•the impairment recorded on two of Teekay Tankers' operating lease right-of-use assets resulting from a decline in short-term time-charter rates, which resulted in a write-down of $1.1 million during the nine months ended September 30, 2022.
The write-downs of assets of $0.7 million and $88.1 million for the three and nine months ended September 30, 2021, respectively, were due to:
•    the write-down of one Aframax tanker, which was held for sale, by $0.9 million to its estimated sales price during the three and nine months ended September 30, 2021;
•the sale of one Aframax tanker during the third quarter of 2021, which resulted in a gain on sale of $0.2 million during the three and nine months ended September 30, 2021, as well as a write-down of $1.7 million to its estimated sales price during the nine months ended September 30, 2021;
•the impairments recorded on three Suezmax tankers, three LR2 tankers and one Aframax tanker due to a weaker short-term tanker market outlook and a reduction in certain charter rates, resulting from the economic climate to which the COVID-19 pandemic was a contributing factor, which resulted in a write-down of $85.0 million for the nine months ended September 30, 2021; and
•the impairment recorded on one of Teekay Tankers' operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $0.7 million during the nine months ended September 30, 2021.
Teekay Parent
As at September 30, 2022, Teekay Parent had one remaining 100%-owned FPSO unit, the Petrojarl Foinaven, which was included in Teekay Parent’s Offshore Production business. On October 21, 2022, Teekay Parent delivered the Petrojarl Foinaven FPSO unit to a European-based shipyard for green recycling. On July 1, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO unit to a third party. Teekay Parent had delivered the Petrojarl Banff FPSO unit to a shipyard for recycling in May 2021.

Included in Teekay Parent’s Marine Services and Other segment was one FSO unit in-chartered from Altera Infrastructure L.P. (or Altera) until March 1, 2021, when it was redelivered. The remaining portion of the Marine Services and Other segment primarily relates to Teekay Parent's marine services business in Australia, marine services provided to Altera, and Teekay Parent's corporate general and administrative expenses. Teekay Parent’s business of providing marine and corporate services to Teekay LNG Partners' equity-accounted joint ventures is not included in the following table and has been presented as part of the section “Operating Results – Teekay Gas Business”.

Recent Developments in Teekay Parent

As described above in the “Overview” section, in October 2021, Teekay agreed to sell all of its interest in Teekay LNG Partners (now known as Seapeak) in connection with the acquisition of Teekay LNG Partners by an affiliate of Stonepeak. The sale closed on January 13, 2022.

In February 2022, Spirit Energy, the charterer of the Sevan Hummingbird FPSO unit, provided a formal notice of termination of the FPSO charter contract, and oil production ceased on the Chestnut oil field on March 31, 2022. The FPSO charter contract was terminated on June 30, 2022 upon completion of the decommissioning activities. In April 2022, Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit to a third party, which sale was completed on July 1, 2022 for gross proceeds of $13.3 million and Teekay Parent recognized a gain of $13.0 million during the third quarter of 2022. The proceeds from the sale of the Sevan Hummingbird FPSO unit are expected to cover the decommissioning costs for the unit, the majority of which were incurred in the second quarter of 2022.

In April 2021, BP announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In August 2022, BP redelivered the FPSO unit to us and upon redelivery, the Company received a fixed lump sum payment of $11.6 million from BP. The Company expects this lump sum payment will cover substantially all of the cost of green recycling the FPSO unit. On October 21, 2022, the Company delivered the FPSO unit to a European-based shipyard for green recycling.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2022 and 2021:

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Marine Services		Teekay Parent
	Production		and Other		Total
	Three Months Ended September 30,
	2022	2021	2022	2021 (1)	2022	2021 (1)
Revenues	(339)	12,030	24,152	20,403	23,813	32,433
Vessel operating expenses	(923)	(9,308)	(22,715)	(18,546)	(23,638)	(27,854)
General and administrative expenses (2)	(120)	(150)	(3,806)	(8,473)	(3,926)	(8,623)
Gain on sale of asset	12,975	—	—	—	12,975	—
Restructuring charges	—	—	(1,211)	—	(1,211)	—
Income (loss) from vessel operations	11,593	2,572	(3,580)	(6,616)	8,013	(4,044)

Calendar-Ship-Days
FPSO Units	93	184	—	—	93	184

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Marine Services		Teekay Parent
	Production		and Other		Total
	Nine Months Ended September 30,
	2022	2021	2022	2021 (1)	2022	2021 (1)
Revenues	26,766	35,137	74,146	68,819	100,912	103,956
Voyage expenses	—	—	—	8	—	8
Vessel operating expenses	(30,529)	(32,122)	(67,062)	(65,216)	(97,591)	(97,338)
Time-charter hire expenses	—	—	—	(1,641)	—	(1,641)
General and administrative expenses (2)	(384)	(878)	(12,629)	(22,246)	(13,013)	(23,124)
Gain on sale of asset	12,975	—	—	—	12,975	—
Asset retirement obligation extinguishment gain	—	32,950	—	—	—	32,950
Restructuring charges	(1,548)	—	(5,806)	(303)	(7,354)	(303)
Income (loss) from vessel operations	7,280	35,087	(11,351)	(20,579)	(4,071)	14,508

Calendar-Ship-Days (3)
FPSO Units	455	693	—	—	455	693
FSO Units	—	—	—	59	—	59

(1)The presentation of certain information reflects the Teekay Gas Business as a discontinued operation of the Company, and the historical comparative period presented has been recast as a result.

(2)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and marine services and other based on estimated use of corporate resources.
(3)Apart from three FPSO units (one of which was delivered for recycling in May 2021 and one of which was sold on July 1 2022), all remaining calendar-ship-days presented relate to in-chartered vessels.

Teekay Parent – Offshore Production
Income from vessel operations for Teekay Parent’s Offshore Production business was $11.6 million and $7.3 million, respectively, for the three and nine months ended September 30, 2022, compared to income from vessel operations of $2.6 million and $35.1 million, respectively, for the three and nine months ended September 30, 2021.
The increase for the three months ended September 30, 2022 compared to the same period in the prior year, was primarily due to the gain on sale of the Sevan Hummingbird FPSO unit in July 2022, partially offset by a lower contribution from this FPSO unit due to the cessation of oil production at the end of the first quarter of 2022.
The decrease for the nine months ended September 30, 2022 compared to the same period in the prior year, was primarily due to a gain from the derecognition of the ARO obligation relating to the Petrojarl Banff FPSO unit in the second quarter of 2021, the cessation of oil production for the Sevan Hummingbird FPSO unit at the end of first quarter of 2022, higher vessel operating expenses related to decommissioning of the Sevan Hummingbird FPSO unit during the first half of 2022, and restructuring charges that were incurred during the first half of 2022 relating to the termination of the charter contract for the Sevan Hummingbird FPSO unit, partially offset by the gain on sale of this FPSO unit in the third quarter of 2022.

Teekay Parent – Marine Services and Other

Losses from vessel operations for Teekay Parent’s Marine Services and Other segment were $3.6 million and $11.4 million, respectively, for the three and nine months ended September 30, 2022, compared to losses from vessel operations of $6.6 million and $20.6 million, respectively, for the three and nine months ended September 30, 2021. The decreases in losses for the three and nine months ended September 30, 2022 were primarily due to decreases in general and administrative expenses relating to Teekay LNG Partners' share of our corporate unit cost incurred prior to the sale of the Teekay Gas Business, which were not included in the Teekay Gas Business discontinued operations results, partially offset by restructuring charges (net of recoveries from Seapeak) during the three and nine months ended September 30, 2022.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and nine months ended September 30, 2022 and 2021:

	Three Months ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. Dollars)	2022	2021	2022	2021
	$	$	$	$
Interest expense	(9,403)	(16,889)	(28,818)	(53,006)
Interest income	1,753	40	2,773	113
Realized and unrealized gains (losses) on non-designated derivative instruments	1,698	(282)	4,236	(98)
Loss on bond repurchases	(86)	—	(12,694)	—
Other - net	4,805	(3,683)	4,471	(9,253)
Income tax (expense) recovery	(1,517)	816	(296)	3,403
Interest Expense. Interest expense decreased to $9.4 million and $28.8 million for the three and nine months ended September 30, 2022, from $16.9 million and $53.0 million for the same periods in the prior year, respectively, primarily due to:
•decreases of $8.8 million and $22.3 million for the three and nine months ended September 30, 2022, respectively, relating to Teekay Parent, primarily due to the redemption in full of Teekay's 9.25% senior secured notes due November 2022 (or the 2022 Notes) in January 2022 and the repurchase of a majority of Teekay's 5% Convertible Senior Notes (or Convertible Notes) during the three and nine months ended September 30, 2022 (see "Item 1 – Financial Statements: Note 9 – Long-Term Debt" for further details); and
•an increase of $0.4 million and a decrease of $1.9 million for the three and nine months ended September 30, 2022, respectively, relating to Teekay Tankers. The increase for the three months ended September 30, 2022 compared to the same period in the prior year was primarily due to a higher average London Interbank Offered Rate (or LIBOR), partially offset by lower debt and lease principal balances. The decrease for the nine months ended September 30, 2022 compared to the same period in the prior year was primarily due to lower debt and lease principal balances, partially offset by higher average LIBOR, as well as the write-off of capitalized loan costs resulting from the sale-leaseback transactions completed for 13 of Teekay Tankers' vessels during the first half of 2022.

Interest Income. Interest income increased by $1.7 million and $2.7 million for the three and nine months ended September 30, 2022, compared to the same periods in the prior year, primarily relating to the proceeds Teekay Parent received from the sale of the Teekay Gas Business as well as higher bank deposit rates in 2022 compared to 2021.
Realized and Unrealized Gains (Losses) on Non-designated Derivative Instruments. For the nine months ended September 30, 2022 and 2021, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $50.0 million and $79.9 million, respectively, with average fixed rates of approximately 0.8% and 2.0%, respectively. We incurred a realized gain of $0.2 million and $0.2 million for the three and nine months ended September 30, 2022, respectively, compared to realized losses of $0.3 million and $1.2 million, respectively, for the same periods in the prior year under the interest rate swap agreements.
Primarily as a result of changes in the long-term benchmark interest rates during the three and nine months ended September 30, 2022, compared with the same period in 2021, we recognized unrealized gains of $1.0 million and $3.4 million under the interest rate swap agreements during the three and nine months ended September 30, 2022, respectively, compared to unrealized gains of $0.3 million and $1.7 million for the same periods in the prior year, respectively.
Loss on Bond Repurchases. For the three and nine months ended September 30, 2022, we incurred losses on bond repurchases relating to the redemption in full of the 2022 Notes in January 2022 and the repurchase of a majority of the Convertible Notes during the three and nine months ended September 30, 2022. See "Item 1 – Financial Statements: Note 9 – Long-Term Debt" for further details.
Other - net. Other income was $4.8 million and $4.5 million for the three and nine months ended September 30, 2022, respectively, compared to other expense of $3.7 million and $9.3 million for the same periods in the prior year, respectively. The changes were primarily in relation to Teekay Parent's ARO liabilities, adjustments thereof, and related accretion expenses for two Teekay Parent-owned FPSOs. The net ARO accretion expense in relation to the Petrojarl Banff FPSO decreased from the derecognition of the ARO liability relating to the decommissioning obligations associated with the Banff field being met in May 2021. For the Petrojarl Foinaven FPSO, other income was recognized in the three and nine months ended September 30, 2022 due to reductions in towage and recycling cost estimates, compared to an expense recognized in the second quarter of 2021 relating to the increase in the present value of the ARO liability as a result of the earlier than expected redelivery of the FPSO unit and a credit loss provision recorded in the first quarter of 2021.
Income Tax (Expense) Recovery. Income tax expense was $1.5 million and $0.3 million for the three and nine months ended September 30, 2022, respectively, compared to income tax recoveries of $0.8 million and $3.4 million for the same periods in the prior year. The changes were primarily due to lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities during the three and nine months ended September 30, 2022.

Other Operating Results - Teekay Gas Business

As previously discussed in the "Overview" section above, Teekay sold its interest in the Teekay Gas Business effective January 13, 2022.
The following table compares the Teekay Gas Business’ operating results for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022 (1) $	2021 $	2022 (1) $	2021 $
Revenues	—	167,915	25,083	510,208
Voyage expenses	—	(7,221)	(853)	(20,764)
Vessel operating expenses	—	(51,284)	(5,937)	(150,052)
Time-charter hire expenses	—	(5,665)	(845)	(17,382)
Depreciation and amortization	—	(33,002)	—	(97,253)
General and administrative expenses (2)	—	(6,219)	(781)	(13,302)
Income from vessel operations	—	64,524	16,667	211,455
Interest expense	—	(30,379)	(4,287)	(91,895)
Interest income	—	1,315	188	4,623
Realized and unrealized (losses) gains on non-designated derivative instruments	—	101	3,675	3,849
Equity income	—	39,238	17,881	105,694
Foreign exchange (loss) gain	—	2,352	4,286	5,756
Other (loss) income	—	1,064	9	(3,613)
Loss on deconsolidation of the Teekay Gas Business	—	—	(58,684)	—
Income (loss) from discontinued operations before income taxes	—	78,215	(20,265)	235,869
Income tax expense	—	(2,226)	(11)	(3,224)
Income (loss) from discontinued operations	—	75,989	(20,276)	232,645

(1)On January 13, 2022, we deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.
(2)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Teekay LNG Partners (now known as Seapeak LLC) and the costs associated with functions that are fully-dedicated to providing services to Teekay LNG Partners and certain of its joint ventures. As such, Teekay LNG Partners' share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results.

Results from the Teekay Gas Business decreased in the three and nine months ended September 30, 2022, compared to the same periods in prior year, as a result of the sale of the Teekay Gas Business on January 13, 2022, as well as a loss on deconsolidation recognized during the three months ended March 31, 2022. Included in the net (income) loss attributable to non-controlling interests, discontinued operations on the consolidated statements of income (loss) was $84.8 million of Deferred Dropdown Gains as described in "Item 1 - Financial Statements: Note 20 - Deconsolidation of Teekay Gas Business and Discontinued Operations". Together the Deferred Dropdown Gains and the loss on deconsolidation of $58.7 million, resulted in a net gain of $26.2 million that was recognized in the net income attributable to our shareholders on sale of the Teekay Gas Business.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital
Teekay Parent

Teekay Parent primarily generates cash flows from managing vessels for the Australian government, providing management services to Teekay Tankers and certain third-parties, interest income from our short-term investments and cash and cash equivalent balances, and the ownership of two FPSO units, one of which was sold to a third party during the third quarter of 2022, and one of which was delivered to a European-based shipyard for green recycling in October 2022. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at September 30, 2022, Teekay Parent's remaining debt security outstanding consisted of $21.2 million aggregate principal amount of the Convertible Notes due in January 2023, which are described in "Item 1 – Financial Statements: Note 9 – Long-Term Debt". As at September 30, 2022, Teekay Parent was in compliance with all covenants under the Convertible Notes.

Teekay Parent's primary uses of cash include the payment of operating expenses, asset retirement obligations, decommissioning costs and/or recycling costs associated with the Petrojarl Banff FPSO unit, the Sevan Hummingbird FPSO unit and the Petrojarl Foinaven FPSO unit, debt service costs for the Convertible Notes, as well as funding general and administrative expenses and other working capital requirements. In addition, the sale of the Teekay Gas Business has provided us with additional financial flexibility. As the world pushes for greater energy diversification and a lower environmental footprint, we expect to see investment opportunities in both the broader shipping sectors and potentially in new and adjacent markets. As at September 30, 2022, we invested $245 million in short-term investments, which are comprised of time deposits with banks.

Teekay Tankers
Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the nine months ended September 30, 2022, when lower oil demand as a result of the Omicron COVID-19 variant, constrained oil supply resulting from production outages, as well as high crude oil prices which led to increased bunker costs, contributed to weak tanker rates in the first two months of 2022, while Russia's invasion of Ukraine has led to an increase in crude tanker rates since late February 2022. While exposure to the volatile spot tanker market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period-to-period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of its vessels.

Teekay Tankers' obligations related to finance leases are described in "Item 1 - Financial Statements: Note 5 - Leases", Teekay Tankers' revolving credit facility and term loan are described in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and its working capital loan is described in "Item 1 - Financial Statements: Note 8 - Short-Term Debt" of this report. Teekay Tankers' working capital loan requires it to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the revenue sharing agreements. Its revolving credit facility and term loan contain covenants and other restrictions that Teekay Tankers believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' revolving credit facility, term loan and obligations related to finance leases require it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and in "Item 1 - Financial Statements: Note 5 - Leases" of this report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect its short-term liquidity requirements. As at September 30, 2022, Teekay Tankers was in compliance with all covenants under its revolving credit facility, term loan, working capital loan and obligations related to finance leases.

Teekay Tankers' revolving credit facility, term loan, working capital loan and obligations related to certain finance leases require it to make interest payments based on LIBOR or Secured Overnight Financing Rate (or SOFR) plus a margin. Significant increases in interest rates could adversely affect Teekay Tankers' results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to changes in interest rates. Teekay Tankers' current interest rate swap position is described in further detail in "Item 1 - Financial Statements: Note 10 – Derivative Instruments and Hedging Activities" of this report.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, funding its other working capital requirements, as well as providing funding to its equity-accounted joint venture from time to time. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels to grow the size of its fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of its existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2022	2021
	$	$
Net operating cash flows - continuing operations	28,414	(108,046)
Net operating cash flows - discontinued operations	26,866	154,497
Net financing cash flows - continuing operations	(410,024)	13,341
Net financing cash flows - discontinued operations	—	(194,057)
Net investing cash flows - continuing operations	277,899	31,007
Net investing cash flows - discontinued operations	—	(15,008)

Operating Cash Flows - continuing operations

Our consolidated net cash flow from operating activities - continuing operations fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Consolidated net operating cash flow increased to $28.4 million for the nine months ended September 30, 2022, from ($108.0) million for the nine months ended September 30, 2021. These increases to operating cash flows were primarily due to a $174.8 million increase in income from operations (before depreciation, amortization, gain on sale and write-down of assets and asset retirement obligation extinguishment gain), a $28.2 million decrease in net interest expense, including realized gains on interest rate swaps, a $12.1 million decrease related to lower expenditures for dry docking, and a $11.9 million increase in direct financing lease payments received, compared to the corresponding period of 2021. These variances were partially offset by $94.3 million increase in cash outflows related to changes in net working capital compared to the same period in 2021. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations”.

Financing Cash Flows - continuing operations

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our prepayments of long-term debt were $592.2 million in the nine months ended September 30, 2022, compared to net proceeds of $141.2 million in the same period last year, primarily due to a prepayment on Teekay Tankers' revolving credit facility, redemption of the 2022 Notes, and the repurchase of the majority of the Convertible Notes during the nine months ended September 30, 2022. In addition, scheduled debt repayments increased by $48.5 million in the nine months ended September 30, 2022, compared to the same period last year.

During the nine months ended September 30, 2022, Teekay Tankers received proceeds of $252.7 million of cash resulting from the sale-leaseback transactions completed during the first half of 2022, net of scheduled repayments on its finance lease obligations during the first three quarters of 2022, compared to $128.4 million in prepayments and scheduled repayments, net of proceeds, in the same period last year.

During the nine months ended September 30, 2022, net repayments on Teekay Tankers' working capital facility was $25.0 million compared to a $10 million drawdown in the same period last year.

During the nine months ended September 30, 2022, Teekay Parent purchased an additional 0.5 million of Teekay Tankers’ Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share, and Teekay Parent sold 0.9 million of Teekay Tanker shares on the open market at an average price of $25.20 for proceeds of $22.8 million.

During the nine months ended September 30, 2022, Teekay Parent repurchased approximately 1.5 million shares of its common stock for $5.3 million.

Investing Cash Flows - continuing operations

During the nine months ended September 30, 2022, we received net proceeds of $454.8 million ($641 million gross proceeds, net of cash balances sold of $178 million and other working capital adjustments) from the sale of the Teekay Gas Business, Teekay Tankers received proceeds of $69.6 million from the sale of the one Suezmax tanker and three Aframax tankers, and Teekay Parent received net proceeds of $13.0 million from the sale of the Sevan Hummingbird FPSO unit, and we purchased $245.0 million of short-term investments, Teekay Tankers incurred capital expenditures for vessels and equipment of $11.5 million and Teekay Tankers provided an advance of $3.0 million to its equity-accounted joint venture.

During the nine months ended September 30, 2021, Teekay Tankers received proceeds of $44.7 million from the sale of the two Aframax tankers, incurred capital expenditures for vessels and equipment of $15.2 million and received a loan repayment of $1.5 million from its equity-accounted joint venture.

Operating Cash Flows - discontinued operations, Financing Cash Flows - discontinued operations and Investing Cash Flows - discontinued operations

Cash provided by operations and net financing and net investment cash outflows relating to discontinued operations decreased for the nine months ended September 30, 2022, compared to the same period last year as a result of the sale of the Teekay Gas Business on January 13, 2022.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. Teekay Parent and Teekay Tanker's cash management policies have a primary objective of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments and cash flows provided by operations.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments, was $349.8 million as at September 30, 2022, compared to $58.4 million as at December 31, 2021. This increase was primarily the result of gross cash proceeds of $641 million from the sale of the Teekay Gas Business, the sale of 0.9 million of Teekay Tankers' Class A common shares for $22.8 million in the third quarter of 2022, the sale of the Sevan Hummingbird FPSO unit for $13.3 million in July 2022, and the receipt of $11.6 million in August 2022 upon the redelivery of the Petrojarl Foinaven FPSO, partially offset by the redemption of the 2022 Notes for total consideration of $249.0 million (plus accrued interest) in January 2022, the repurchase of a majority of the Convertible Notes for total consideration of $92.7 million (plus accrued interest) during the first three quarters of 2022, the purchase of an additional 0.5 million of Teekay Tankers' Class A common shares for $5.3 million during the first quarter of 2022, the repurchase of 1.5 million common shares under the Company's share repurchase program for $5.3 million in the third quarter of 2022, and the timing of cash used in operating activities.

In December 2020, Teekay Parent implemented a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of this report, no shares of common stock have been issued under the COP and our assessment of liquidity for the 12-month period following the date of this report, assumes no shares of common stock will be issued. To the extent that Teekay Parent does receive any proceeds from the issuance of its common stock under the COP or otherwise, this will further increase Teekay Parent’s available liquidity.

The following table summarizes Teekay Parent’s contractual obligations as at September 30, 2022, that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowings, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our requirements. For at least the one-year period following the date of this report, we expect that Teekay Parent's existing liquidity, combined with the cash flow from operations, will be sufficient to meet our cash requirements.

		12 Months Following September 30, 2022	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2023	2024	2025	2026	2026
U.S. Dollar Denominated Obligations
Convertible Notes repayments	21.2	21.2	—	—	—	—	—
Asset retirement obligations (1)	12.2	9.2	3.0	—	—	—	—
Total	33.4	30.4	3.0	—	—	—	—
(1)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. Teekay Parent received $11.6 million from the charterer at the end of the bareboat charter, which Teekay Parent expects will cover substantially all of the cost of green recycling the FPSO unit. The extent to which this payment covers the costs of recycling the FPSO unit will depend on a number of factors when the recycling is completed, including among others, the nature and extent of prevailing European Union ship recycling regulations, and the condition of the FPSO unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facilities, and capital raised through financing transactions. The nature and extent of amounts that can be borrowed under Teekay Tankers' revolving credit facility and working capital loan is described in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and in "Item 1 - Financial Statements: Note 8 - Short-Term Debt" of this report.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $107.2 million during the nine months ended September 30, 2022 from $144.8 million as at December 31, 2021 to $252.0 million as at September 30, 2022. The increase during the nine months ended September 30, 2022 was primarily a result of the following events or changes during the three quarters of 2022: $288.1 million received from sale-leaseback financing transactions, $69.6 million received from the sale of one Suezmax tanker and three Aframax tankers; $48.2 million of net operating cash inflow; and a $29.4 million increase in the borrowing capacity of Teekay Tankers' working capital facility (which size will fluctuate from period-to-period based on changes in outstanding working capital balances), and partially offset by a $245.7 million decrease in the borrowing capacity of its revolving credit facility as a result of the sale-leaseback financing transactions and vessel sales completed in the first half of 2022, as well as scheduled reductions in the maximum capacity of the facility; $66.3 million of scheduled repayments and prepayments related to the term loan and obligations related to finance leases; $11.5 million of expenditures for capital upgrades for vessels and equipment; and a $3.0 million advance to Teekay Tankers' equity-accounted joint venture.

Teekay Tankers' term loan matures in August 2023 and its revolving credit facility matures in December 2024. In October 2022, Teekay Tankers made a prepayment of $22.5 million to pay the remaining outstanding balance of its term loan. Teekay Tankers' ability to refinance the revolving credit facility will depend upon, among other things, the estimated market value of its vessels, its financial condition and the condition of credit markets at such time. In addition, at September 30, 2022, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 25% of Teekay Tankers' fleet is currently aged 15 years and older and as such, Teekay Tankers may consider fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will rely upon undrawn revolving credit facilities and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

Teekay Tankers anticipates that its liquidity at September 30, 2022, combined with cash it expects to generate for the 12 months following the date of this report, will be sufficient to meet its cash requirements for at least the one-year period following the date of this report.

The following table summarizes Teekay Tankers' contractual obligations as at September 30, 2022:

		12 Months Following September 30, 2022	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2023	2024	2025	2026	2026
U.S. Dollar-Denominated Obligations
Scheduled principal repayments of term loan	5.6	1.4	4.2	—	—	—	—
Principal repayments on maturity of term loan	16.9	—	16.9	—	—	—	—
Scheduled repayments of obligations related to finance leases	551.7	60.8	15.4	61.9	62.8	63.7	287.1
Chartered-in vessels (operating leases) (1)(2)	84.8	33.1	5.5	12.8	6.8	6.8	19.8
Total	659.0	95.3	42.0	74.7	69.6	70.5	306.9

(1)Includes one Aframax tanker expected to be delivered to Teekay Tankers in early 2023 under a seven-year time charter-in contract.
(2)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of September 30, 2022.

Risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 12 – Income Tax (Expense) Recovery" of this report, which could have a significant financial impact on Teekay Tankers' business, which it cannot predict with certainty at this time. In addition, as at September 30, 2022, Teekay Tankers' High-Q joint venture had a loan outstanding with a financial institution with a balance of $25.3 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, and those sections of our critical accounting estimates that have been updated for significant developments up to June 30, 2022 are discussed in our quarterly report on Form 6-K for the six months ended June 30, 2022. There have been no significant changes to these estimates and assumptions in the three months ended September 30, 2022.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2022, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals;
•the expected scope, duration and effects of the COVID-19 pandemic, including the effects on our industry and business, including our liquidity and the potential effect on typical seasonal variations in tanker rates;
•conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and volatility;
•the impact of future changes in global economic conditions and in the demand for and price of oil;
•forecasts relating to worldwide tanker fleet growth;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we and Teekay Tankers will have sufficient liquidity for at least the next 12 months;

•our business strategy and other plans and objectives for future operations;
•expected uses of proceeds from our financings;
•compliance with financing agreements, including the potential effects and the expected effect of restrictive covenants in such agreements;
•our expectations regarding the amounts and settlements of recycling, decommissioning and/or other asset retirement obligations related to the Petrojarl Foinaven FPSO, including the expected cost to green recycle the unit;
•the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business;
•expected costs, newbuilding deliveries, acquisitions and conversions, timing of redeliveries and the commencement of any related charters or other contracts;
•our expectations regarding fleet renewal and financing fleet renewal expenditures;
•operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;
•our hedging activities relating to foreign exchange, interest rate and spot tanker market risks, and the effects of fluctuations in foreign exchange, interest rate and spot tanker market rates on our business and results of operations;
•our expectations regarding tax positions, liabilities and classifications;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•the future valuation or impairment of our assets, including our goodwill; and
•our expectations regarding pattern of expense recognition of chartered-in vessels.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil or petroleum products, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; non-OPEC+ and OPEC+ production and supply levels; the duration and extent of the COVID-19 pandemic, including variants of the virus, and any resulting effects on the markets in which we operate; the impact of the COVID-19 pandemic, including variants of the virus, on our ability to maintain safe and efficient operations; higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; competitive factors in the markets in which we operate; changes to any anticipated decommissioning costs or to any future recycling costs and obligations; loss of any customer, time charter or vessel; potential delays or cancellations of anticipated vessel deliveries; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; Russia's invasion of Ukraine and related sanctions; the application of sanctions to us or any of our counterparties or joint venture parties; the impact of geopolitical tensions and changes in global economic conditions, including the potential effects of inflation; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; conditions in the capital markets and lending markets; the availability of future growth opportunities and our potential inability to pursue such opportunities; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2022
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 11b – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, as well as the additional risk factors below, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

Although we presently do not expect to be a “passive foreign investment company” (or PFIC) for the 2022 tax year, the increase in our cash assets resulting from the sale of our interest in Seapeak to Stonepeak in January 2022 has increased our risk that U.S. tax authorities could treat us as a PFIC in 2022 and future years, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look-through" treatment, either (i) at least 75% of its gross income consists of “passive income” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income” (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or “cash assets”) are considered to be assets that produce passive income. We have experienced a significant change in the composition of our assets as a result of our receipt of substantial cash assets in connection with the sale of our interests in Seapeak to Stonepeak in January 2022. At the present time, we do not expect to be treated as a PFIC for the 2022 tax year under the PFIC asset test. However, if current estimates or assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market and the value of our fleet, were to prove to be inaccurate or contrary to future results, we could become a PFIC in 2022 or in future tax years. In addition, should Teekay Tankers dispose of a certain number of their vessels without immediately replacing those vessels, we expect this would result in a significant risk that we would become a PFIC in the tax year in which these sales occurred. Furthermore, if our ownership of Teekay Tankers falls below 25% of the equity interests (by value) of Teekay Tankers, such as by way of Teekay Tankers issuing new equity and diluting our ownership, by way of a merger, or by way of us selling equity interests in Teekay Tankers, based on our current asset portfolio, we expect we would become a PFIC in the year in which this event occurred. If any of the scenarios set out above were to occur, our PFIC status for any tax year may depend significantly on how, and how quickly, we use our cash assets, including the cash proceeds received in connection with any dispositions of our shares in Teekay Tankers or from the sale of any of Teekay Tankers’ vessels, and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there can be no assurance that we will not be a PFIC in 2022 or any future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common stock to decline and materially and adversely affect our ability to raise capital on acceptable terms.

For a more comprehensive discussion regarding the PFIC asset test and the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information – Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification" in our Annual Report on Form 20-F for the year ended December 31, 2021.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
Not applicable.

Item 5 – Other Information
None.
Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020; AND
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-365915) FILED WITH THE SEC ON JUNE 30, 2022;

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 4, 2022	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)